FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Sutcliffe Resources Ltd. ("Sutcliffe") 420-625 Howe Street Vancouver, British Columbia V6C 2T6

2.	Date of Material Change

November 24, 2006

3.	News Release

The news release attached hereto as Schedule "A" announcing the material change described herein was issued by Sutcliffe on November 24, 2006 and disseminated through the facilities of a recognized news wire service on November 24, 2006.

4.	Summary of Material Change

The material change is described in the Company's press release attached hereto as Schedule "A", which press release is incorporated herein.

5.	Full Description of Material Change

No information other than that provided in Item 4 above is presently available.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change in this report.

Laurence Stephenson, President (604)-608-0223

9.	Date of Report

November 29, 2006.

Schedule "A"

Press Release SR #16-06

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISTRIBUTION
IN THE UNITED STATES

SUTCLIFFE RESOURCES ENTERS INTO $15,000,000 EQUITY OFFERING

November 24, 2006

Vancouver, British Columbia, Canada:

Sutcliffe Resources Ltd. ("SR or the Company") (SR TSX-V), is pleased to announce that it has engaged Kingsdale Capital Markets Inc. (the "Agent") of Toronto, Ontario to act as agent to sell on a best efforts basis, by way of private placement, up to 15,000,000 common shares of the Company at a price of $1.00 per share for total gross proceeds of up to $15,000,000. It is anticipated that closing of the private placement will occur on or about December 4, 2006. Completion of the private placement is subject to certain conditions including the receipt of all necessary regulatory approvals. The common shares of the Company issuable, pursuant to the private placement, will be subject to a hold period of four months and one day from the closing date.

The Company intends to use the proceeds of the offering to acquire a 51% interest in Ozherelie and Ykanskoye mineral projects, located in the Irkutsk Oblast region of East Siberia, Russia, and to finance the exploration on the company’s two wholly-owned gold projects, Elvenie and Tumannoye in Chukotka Autonomous Okrug located in the Russian Far East. Any additional net proceeds will be used for working capital and general corporate purposes.

Robert Maddigan, Director of Sutcliffe Resources, commented, "This Offering will allow us to substantially accelerate the pace of development at our four gold projects in the Russian Federation".

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

About Sutcliffe Resources

Sutcliffe Resources is a gold exploration company whose primary focus is to become a mid-tier gold producer through the advancement of its gold exploration properties in the Russia Federation. In addition, Sutcliffe’s management will continue to evaluate acquisition opportunities within the Russian Federation. Sutcliffe’s philosophy is to unlock shareholder value in a socially and environmentally responsible manner.

For more information please contact:

Robert Maddigan
Director
Sutcliffe Resources Ltd.
Phone: (604) 608 0223
Fax: (604) 608 0344
Email: bmaddigan@sutclifferesources.com

Forward-looking statements - statements included in this news release that are not historical facts may be considered "forward-looking statements". All estimates and statements that describe the Company's objectives, goals or future plans are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties where actual results could differ materially from those currently anticipated.

The TSX Venture Exchange has not reviewed and does not
accept responsibility for the adequacy or accuracy of this release.

420-625 Howe Street, Vancouver, British Columbia CANADA V6C 2T6
Tel.: 604.608.0223 • Fax: 604.608.0344 • North America Toll-free: 1.877.233.2244